Exhibit 1

vocecapital

                                                                                   A voice for value

VOCE CAPITAL ADDRESSES ARGO’S ATTEMPTED JUSTIFICATIONS FOR MISUSE OF CORPORATE ASSETS

Argo’s Selective and Hair-Splitting “Explanations” Demonstrate Deeply Rooted Culture of Excess and Obfuscation

Voce Discovers Real Estate Transaction Documents Related to Lavish Corporate Apartments Uncovered in Miami

Complete Flight Logs for Argo’s G-5 since 2016 Now Available on www.Argo-SOS.com

Voce Intends to Release Next Week Detailed Plan to Improve Argo’s ROE and Unlock Substantial Shareholder Value

San Francisco, CA (April 24, 2019) – Voce Capital Management LLC (“Voce”), the beneficial owner of approximately 5.6% of the shares of Argo Group International Holdings, Ltd. (NYSE: ARGO) (“Argo” or the “Company”), today commented on recent statements made by Argo, including in materials accompanying its definitive proxy statement (the “Proxy Statement”):

“On February 25, 2019, after Argo’s Board of Directors attempted to end-run our private discussions with it by unilaterally, and invalidly, stacking its Board with more hand-selected directors, we elected to bring our concerns about Argo’s governance, performance and prospects directly to our fellow shareholders in the form of a detailed and substantive letter (the “Shareholder Letter”). It’s not surprising to us that Argo’s recently-issued letter to shareholders is replete with selective and misleading attempts to explain away the multitude of issues that Voce has raised with respect to the Company’s excessive expenses and misuse of corporate assets. After a careful review of Argo’s materials, we believe that its responses raise yet more questions – questions to which shareholders deserve honest and complete answers. In particular, Argo’s responses are especially deficient in the following key areas:

1.	Does Argo truly believe that a stock price merely rising in tandem with its peers justifies the misuse of corporate assets, including a fleet of three aircraft and a global network of corporate housing, for personal use by its CEO?

While Argo continues to reiterate that its stock price has appreciated over time, its shareholder returns, inclusive of dividends, are merely in-line with those of its actual peers (and not its special peer group specifically designed for benchmarking purposes). No amount of stock price gains can legitimize the commingling of personal and corporate priorities or the personal use of corporate assets by senior management, which we believe is the norm at Argo, as we have demonstrated exhaustively.

2.	Why will Argo not come clean about its corporate housing program?

 In our Shareholder Letter, we took exception to Argo’s provision of Bermuda housing to Mr. Watson in light of the $2.9 million relocation bonus it had previously paid him, ostensibly to move to Bermuda. Subsequently, the Company announced the termination of the housing stipend, but notably did not acknowledge or address the long-term lease that we believe Argo undertook for Mr. Watson’s benefit at “The Jungle,” a luxurious villa along billionaire’s row that has served as his private home when he’s in Bermuda.

The only clear or categorical defense that Argo has offered in response to the litany of issues we have enumerated relates to CEO Watson’s New York City penthouse apartment. In its letter, Argo defiantly insists “The Company did not build, nor have we ever had, a penthouse apartment above our New York offices” (emphasis added). Given that we already know from the Company’s own proxy statements for the past three years that it does in fact have “corporate housing in New York,” Argo’s indignation is somewhat puzzling. Argo appears to be quibbling over the location of Argo’s corporate loft for Mr. Watson rather than its existence.

In addition to accommodations in New York City and the Bermuda mansion that shareholders are providing for Mr. Watson to live in, we have also uncovered still more questionable allocations of capital related to corporate-owned apartments. In Miami, Argo currently owns (or appears to have acquired) three separate corporate apartments in the Setai Resort & Residences, 101 20th St, Miami Beach, FL 33139. Argo subsidiary AGI Properties, Inc. bought units 2806, 3603 and 3606 at the Setai in 2014-2015 for a combined purchase price exceeding $15 million. Copies of the publicly-available transaction documents are available on www.Argo-SOS.com.

New York City, Bermuda, Miami . . . these are just the corporate residences we have discovered so far. Where else does Argo own similar properties? Argo fails to disclose in any of its public filings the locations of its many owned and leased property locations around the world, and it’s obvious to us why it has chosen to try to conceal them. Rather than picking nits over where these homes are located, why doesn’t Argo reveal to investors the full extent of capital allocated to, and locations of, its real estate assets, so that we may judge for ourselves? We pose again the unanswered questions from our Shareholder Letter: “Who accepted responsibility on the Company’s behalf to provide . . . private homes around the world in the first place? How is it an appropriate allocation of shareholder capital for Argo to own or lease such lavish properties. . . ?” Argo’s shareholders are entitled to answers.

3.	What percentage of flights on corporate aircraft were used to transport CEO Watson for personal purposes, or for a mix of personal and professional travel?

Through our research, we identified three Argo corporate jets in its “aircraft program” and detailed their extensive use, including a number of highly questionable dates and destinations to sybaritic destinations and locales with no Argo offices. We reiterate our fundamental point that the employees of a small company like Argo, whose offices are in global financial hubs, should utilize the abundant commercial flights available when traveling. The multi-million dollar annual expense for a company of Argo’s size to carry such aircraft is completely unjustified.

In our Shareholder Letter, we invited Argo to explain whether it considers the G-5’s recent 1,500 flights and 500 hours per year in the air to be exclusively for business purposes and, if so, to explain how that could be possible in light of the many questionable destinations and suspicious timing of trips we have highlighted. Rather than do so, Argo instead coyly parried that “the Company did not use corporate aircraft to transport our CEO to all of the destinations described . . . in Voce Capital’s initial press release” (emphasis added). We note again the clever use of language by Argo. So which of the destinations did the Company aircraft take Mr. Watson to? And if he in fact regularly reimburses the Company for personal use of aircraft, how much? When and for which flights?

To make this easier for Argo shareholders to analyze, we are releasing today all flight logs for Argo’s G-5 since 2016, which can accessed by visiting www.Argo-SOS.com and clicking the “Download Flight Logs for Argo’s G-5” button on the home page. Shareholders will notice that the G-5 doesn’t appear to have flown a single time since the publication of our Shareholder Letter – which would be the longest stretch it has ever sat idle during Argo’s control of this asset. Either Argo has found a way to cloak these embarrassing flight logs, or else perhaps its extensive prior use was not, in fact, for legitimate purposes, as we suspect. Once again, we call upon Argo to solve the mystery for shareholders.

4.	Why doesn’t Argo disclose the exact amounts it spends on its various sponsorships, so shareholders can assess whether they constitute a “modest cost” as the Company argues?

Argo has long sponsored many yacht regattas, Grand Prix cars and the like, which align with CEO Watson’s description of himself (on his now inactive ‘personal’ website, owned and operated by Argo) as ‘a sailor, runner, climber and car racing enthusiast.’

As usual, a high degree of skepticism is warranted in reviewing Argo’s carefully couched response. What is a “named sponsorship,” on which Argo claims to spend less than $1 million per year? Does that include all of the following: Vestas 11th Hour Racing, Artemis Racing, Alvimedica, Team Tiburon, Argo Gold Cup, Argo Group Pro Am Regatta,  Argo Group’s M32 Racing Team, GEOX Dragon and Aguri, for starters? Does that cost also include Mr. Watson’s travel on the G-5 around the world as an avid participant at many of these sporting events, too?

Similarly, a ‘person familiar with Argo’s thinking’ was cited in The Wall Street Journal on February 24, 2019 claiming that in the case of Argo’s Formula E race-car team, the owner of the team generates more in ‘premiums’ than the cost of the sponsorship. Given the Company’s 2018 ~98% combined expense ratio, justifying sponsorship costs with ‘premiums’ suggests both wildly unprofitable spend and preposterous ROI methodology. In fact, the Company would need to generate 50x the cost of these sponsorships just to break even.

As we did in our meetings with management earlier this year, we request that the Company disclose exactly how much it is spending on these sponsorships as well as demonstrate tangible evidence of their ROI so that shareholders can judge for themselves. Are these worthy uses of shareholder capital or are they just obscenely expensive backstage passes for CEO Watson as he follows his sporting idols around the world on Argo’s jet at shareholder expense?

5.	On what basis did Argo’s Board conclude, when it unilaterally appointed Messrs. Liss and Latham, that it could circumvent the requirement in the Bye-laws that only shareholders can fill Board vacancies?

 On March 27, following Argo’s filing of its proxy statement and disclosure of information related to its recent purported Director appointments of Messrs. Liss and Latham, we issued a press release publicly challenging the validity of these appointments under Argo’s Bye-laws:

Argo’s Bye-laws, Section 22(6), authorize the Board to appoint Directors only ‘to fill a casual vacancy,’ which under well-settled precedent has long been interpreted to mean only death or resignation in between annual meetings; otherwise, only shareholders may fill vacant Board seats. See, e.g., Munster v. Cammell & Co., 21 Ch. D 183 (1882) (“‘Any casual vacancy’ .. . . is any vacancy in the office of directors arising otherwise than by the retirement in rotation. . . .”). At the time of the Board’s unilateral appointments of Messrs. Liss and Latham in February of 2018, there were no casual vacancies for the Board to fill. The last open Board seat which was created through a ‘casual vacancy’ occurred due to the death of Director Cash during his term. Mr. Cash’s ‘casual vacancy’ was filled by the Board’s appointment of Director Bradley in 2018.

In typical fashion, rather than provide any substantive response to the serious issues raised by our analysis, which go to the heart of the Board’s governance function and becloud the legitimacy of two of its  members, the Board provided shareholders with no justification, rationale or defense for its position. Rather, it issued a four-sentence postcard summarily asserting that “the Board properly appointed Messrs. Latham and Liss to fill two vacancies.”

No mention of the Bye-laws and not even an acknowledgement of the critical importance that the nature of the vacancy has in determining whether the Board, as opposed to shareholders at an annual meeting, has the power to fill such a vacancy between meetings. Argo shareholders deserve more respect than the arrogant fiat with which the Board seems to believe it can stack its membership and summarily dismiss shareholder inquiries. We continue to believe these appointments are invalid and that the actions taken by the Board and the ‘Special Nominating Committee,’ which included the participation of these individuals, are similarly infirm. The appointments should be rescinded and all actions taken by the Board with their participation annulled.

* * *

Voce will be releasing a detailed plan next week outlining how to unlock significant additional value at Argo by dramatically improving operations and capital allocation. We look forward to discussing this plan in detail with our fellow shareholders.

We believe that the five highly-qualified, independent director candidates that we have nominated for election to Argo’s Board will restore accountability, independence and integrity to the Company. Our nominees are Bernard C. Bailey, Charles H. Dangelo, Admiral Kathleen M. Dussault, Carol A. McFate and Nicholas C. Walsh. We look forward to the opportunity to make our case to Argo shareholders at this year’s Annual Meeting.”

The 2019 Annual Meeting is scheduled to be held on May 24, 2019. Voce urges its fellow shareholders to vote on the Blue proxy card FOR its highly-qualified nominees and FOR its proposals. For more information, investors can visit www.Argo-SOS.com.

About Voce Capital Management LLC

Voce Capital Management LLC is a fundamental value-oriented, research-driven investment adviser founded in 2011 by J. Daniel Plants.  The San Francisco-based firm is 100% employee-owned.

Additional Information and Where to Find It

Voce Catalyst Partners LP, Voce Capital Management LLC, Voce Capital LLC, and J. Daniel Plants, (collectively, the “Participants”) filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement and accompanying form of proxy on April 12, 2019 to be used in connection with the solicitation of proxies from the members of Argo Group International Holdings, Ltd. (the “Company”). All members of the Company are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the Participants when they become available, as they will contain important  information, including additional information related to the Participants and information about the Participants' director nominees.

The definitive proxy statement and an accompanying proxy card will be furnished to some or all of the Company’s stockholders and are, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/.

Cautionary Statement Regarding Forward-Looking Statements

All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are "forward-looking statements," which are not guarantees of future performance or results, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements.  The projected results and statements contained in this press release that are not historical facts are based on current expectations, speak only as of the date of this press release and involve risks that may cause the actual results to be materially different.   In light of the significant uncertainties inherent in the forward-looking statements, the inclusion of such information should not be regarded as a representation as to future results.  Voce disclaims any obligation to update the information herein and reserves the right to change any of its opinions expressed herein at any time as it deems appropriate.  Voce has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties.

Investor Contact:

Okapi Partners LLC

Bruce H. Goldfarb / Patrick J. McHugh

(212) 297-0720 or Toll-free (877) 259-6290

info@okapipartners.com

Media Contact:

Sloane & Company

Dan Zacchei / Joe Germani

(212) 486-9500

dzacchei@sloanepr.com / jgermani@sloanepr.com